UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of Issuing Entity: 333-184646-01

USAA Auto Owner Trust 2014-1

(Exact name of issuing entity as specified in its charter)

Commission File Number of Registrant: 333-184646

USAA Acceptance, LLC

(Exact name of registrant as specified in its charter)

USAA Federal Savings Bank

(Exact name of sponsor as specified in its charter)

One Rodney Square

920 King Street, 1st Floor

Wilmington, Delaware 19801

302-888-7536

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

0.19000% Asset Backed Notes, Class A-1

0.38% Asset Backed Notes, Class A-2

0.58% Asset Backed Notes, Class A-3

0.94% Asset Backed Notes, Class A-4

1.34% Asset Backed Notes, Class B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, USAA Auto Owner Trust 2014-1, as issuing entity, and USAA Acceptance, LLC, as registrant, have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

USAA AUTO OWNER TRUST 2014-1, as issuing entity

By: USAA Federal Savings Bank as administrator

By:	/s/ Thomas Cianelli

Name:	Thomas Cianelli
Title:	Treasurer

USAA ACCEPTANCE, LLC, as registrant

By:	/s/ Thomas Cianelli

Name:	Thomas Cianelli
Title:	President, Treasurer

August 18, 2017